UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

TUCOWS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

898697206

(CUSIP Number)

RAWLEIGH RALLS

LACUNA, LLC

1100 SPRUCE STREET, SUITE 202

BOULDER, COLORADO 80302

TELEPHONE: (303) 447-1708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Lacuna Hedge Fund LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 6 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 6 to Schedule 13D.

1.	Name of Reporting Persons Lacuna Hedge GP LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 6 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 6 to Schedule 13D.

1.	Name of Reporting Persons Lacuna, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 6 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 6 to Schedule 13D.

This Amendment No. 6 (this “Amendment No. 6”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 12, 2009 (the “Original Statement”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on April 5, 2010 (“Amendment No. 1”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on June 25, 2010 (“Amendment No. 2”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on January 7, 2011 (“Amendment No. 3”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on December 20, 2011 (“Amendment No. 4”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on January 27, 2012 (“Amendment No. 5”), by and on behalf of Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”) and relates to the Common Stock, no par value per share (“Common Stock”), of Tucows, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Statement are collectively referred to herein as the “Schedule 13D.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 6 amends and supplements the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 remain unchanged.

This Amendment No. 6 is being filed to amend Item 4 as set forth below and to update the number of shares of Common Stock beneficially held by the Lacuna Entities and Rawleigh Ralls as a result of the transactions described below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

On December 30, 2013, the Issuer affected a 1-for-4 reverse split of its Common Stock.

Between December 5, 2014 and December 12, 2014, the Lacuna Entities effected a pro-rata in-kind distribution of 850,000 shares of the Issuer’s Common Stock to the members of Lacuna LLC without the receipt of consideration. In connection with such distribution, Rawleigh Ralls, a director of the Issuer and a member of Lacuna LLC, received 384,368 shares of the Issuer’s Common Stock and Kate Ralls, Mr. Ralls’s spouse, received 43,461 shares of the Issuer’s Common Stock. Upon completion of the foregoing pro-rata in-kind distribution none of the Lacuna Entities retained any beneficial ownership in any shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 6 is provided as of December 12, 2014:

Lacuna Entity and Listed Persons(1)	Shares Held Directly		Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership		Percentage of Class(2)
Lacuna Hedge Fund LLLP	0		0		0	0		0	0		0%
Lacuna Hedge GP LLLP	0		0		0	0		0	0		0%
Lacuna, LLC	0		0		0	0		0	0		0%
Rawleigh Ralls	420,618	(3)	526,579	(4)	0	526,579	(4)	0	526,579	(4)	4.7%
JK Hullett	46,929		46,929		0	46,929		0	46,929		0.4%
Sanford P. Keziah III	34,029	(5)	34,029	(5)	0	34,029	(5)	0	34,029	(5)	0.3%
Rich O’Leary	5,000		11,000	(6)	0	11,000	(6)	0	11,000	(6)	0.1%
Wink Jones	0		0		0	0		0	0		0%

(1)	Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Hedge GP. Rawleigh Ralls is a director of the Issuer and a member of Lacuna LLC. JK Hullett, Sanford P. Keziah III, Rich O’Leary and Wink Jones are also members of Lacuna LLC.
(2)	This percentage is calculated based upon 11,302,843 shares of the Issuer’s Common Stock outstanding as of November 12, 2014 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2014, and, as applicable, assumes the exercise in full of the outstanding convertible securities attributable to such holder within 60 days of December 12, 2014.
(3)	Includes 25,000 shares Mr. Ralls has the right to acquire within 60 days of December 12, 2014, pursuant to the exercise of (i) a stock option to purchase 5,000 shares issued to Mr. Ralls under the Issuer’s 2006 Omnibus Equity Compensation Plan (the “Plan”) on September 7, 2010 with an exercise price of $2.48 per share, (ii) a stock option to purchase 5,000 shares issued to Mr. Ralls under the Issuer’s Plan on September 6, 2011 with an exercise price of $3.00 per share, (iii) a stock option to purchase 5,000 shares issued to Mr. Ralls under the Issuer’s Plan on September 11, 2012 with an exercise price of $5.52 per share, (iv) a stock option to purchase 2,500 shares issued to Mr. Ralls under the Issuer’s Plan on November 13, 2012 with an exercise price of $4.48 per share, (v) a stock option to purchase 3,750 shares issued to Mr. Ralls under the Issuer’s Plan on September 11, 2013 with an exercise price of $8.92 per share and (vi) a stock option to purchase 3,750 shares issued to Mr. Ralls under the Issuer’s Plan on September 9, 2014 with an exercise price of $15.51 per share. If not exercised, the stock options expire on September 7, 2015, September 5, 2016, September 10, 2017, November 12, 2017, September 10, 2018 and September 8, 2018, respectively.
(4)	Includes 25,000 shares Mr. Ralls has the right to acquire within 60 days of December 12, 2014, as described in the immediately preceding note (3), 56,250 shares held by the Rawleigh Ralls Individual Retirement Account, 6,250 shares held by the Kate Ralls Individual Retirement Account and 43,461 shares held directly by Kate Ralls.
(5)	Shares are held jointly with his spouse, Victoria Keziah.
(6)	Includes 6,000 shares held directly by Kasey O’Leary, his spouse.

The information provided and incorporated by reference in Items 2, 3 and 4 of the Schedule 13D is hereby incorporated by reference.

(c) Not Applicable.

(d) Not Applicable.

(e) The Lacuna Entities ceased to be the beneficial owners of more than five percent of the Common Stock on December 12, 2014.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 13th day of January, 2015.

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

	By:	/s/ Wink Jones
Wink Jones, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)\

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.